SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 11-K

ANNUAL REPORT

____________________

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

____________________

For the Fiscal Year Ended December 31, 2000

_____________________

PENNZOIL-QUAKER STATE COMPANY SAVINGS AND

INVESTMENT PLAN FOR HOURLY EMPLOYEES

Commission File No. 1-14501

______________________

PENNZOIL-QUAKER STATE COMPANY

Pennzoil Place, P. O. Box 2967

Houston, Texas 77252-2967

(Name of issuer of securities held pursuant to the plan and address of its principal executive office)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee,

Pennzoil-Quaker State Company

Savings and Investment Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 2000, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                            ARTHUR ANDERSEN LLP

Houston, Texas

June 25, 2001

PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
	2000	1999
ASSETS:
Investments, at fair value (Note 3)	$ 19,172,051	$ 19,313,692
Receivables-
Employee contributions	746	76,014
Employer contributions	303	43,676
Investment income	17,156	20,516
	18,205	140,206
Total assets	19,190,256	19,453,898
LIABILITIES:
Payable to brokers	-	48,348
NET ASSETS AVAILABLE FOR BENEFITS	$ 19,190,256	$ 19,405,550
See notes to financial statements.

PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
NET ASSETS AVAILABLE FOR BENEFITS,
beginning of year	$ 19,405,550
CONTRIBUTIONS:
Employee	1,409,583
Employer	817,818
2,227,401
INVESTMENT INCOME: (Note 3)
Dividends	378,803
Interest	196,191
Loan repayment interest	66,438
Net appreciation in fair value of investments	2,254,927
2,896,359
NET TRANSFERS TO SALARIED PLAN (Note 1)	(52,192)
ADMINISTRATIVE EXPENSES	(1,400)
DISTRIBUTIONS AND WITHDRAWALS (Note 1)	(5,285,462)
NET ASSETS AVAILABLE FOR BENEFITS,
end of year	$ 19,190,256
See notes to financial statements.

PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN

FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

1.  DESCRIPTION OF THE PLAN:

General

The Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees (the Plan) was established effective January 1, 1989. The purpose of the Plan is to encourage Pennzoil-Quaker State Company (the Company) hourly employees to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their family in the event of their death. Upon changing wage status to salaried, a participant's account balance is transferred between the Plan and the Pennzoil-Quaker State Company Savings and Investment Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Each person employed by Pennzoil-Quaker State, who is a member of a collective bargaining unit which has agreed to participate in the Plan and who receives remuneration on an hourly basis on or after January 1, 1989, is eligible to participate in the Plan on the later of the effective date or the entry date coinciding with or next following their completion of one year of service.

Plan Administration

The Plan is administered by an administrative committee (the Administrative Committee) consisting of at least three members appointed by the Board of Directors of the Company. The sole trustee of the Plan is Mellon Bank, N.A. All administrative expenses are borne by the Company with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

In order to participate in the Plan, an eligible employee must elect to make a contribution to the Plan in whole percentages of not less than 1 percent and not more than 12 percent of annual compensation. Employee contributions may be made "after-tax" or, under a Section 401(k) option, on a "before-tax" basis. The sum of the rates of pretax and after-tax contributions are subject to the following limitations:

Years of Participation (a)	Maximum Combined Contribution Rate
Less than 5 years	9%
5 - 10 years	10%
More than 10 years	12%

For each Plan year Pennzoil-Quaker State contributes an amount on behalf of participating employees equal to the following percentages.

Applicable
Percentage –
Years of	Employer Matching
Participation (a)	Contribution
Less than 5 years	50% up to 3% of salary
5 – 10 years	75% up to 4% of salary
More than 10 years	100% up to 6% of salary

(a)  Includes years of participation in the Plan or the Pennzoil Company and participating companies' Employee Stock  Purchase Plans.

Investment Choices

Employer contributions are invested primarily in Pennzoil-Quaker State common stock. At the Company's discretion, employer contributions may be made either in cash or in common stock. Employee contributions are invested in either common stock or in the other investment funds as designated by the participant. During 2000, Pennzoil-Quaker State contributed 48,717 shares of its common stock valued at the average of the high and low market prices on the date of the contribution. All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments. A separate account is maintained for each participant which reflects the participant’s contributions, employer contributions, withdrawals, and the participant’s allocable share of the Plan’s investment earnings.

Participants who have attained age 55 have the option to transfer all or a part of their existing employer contributions to be invested among the various investment options. Employee contributions are invested as designated by participating employees in four mutual funds, a common/collective trust fund and/or Pennzoil-Quaker State common stock. Effective May 18, 2000, participants have the option to transfer all or a part of their Devon Energy common stock held in their employer’s contribution account to be invested among the various investment options.

Loans

A participant may apply to the Administrative Committee of the Plan to borrow from his or her accounts, subject to certain limitations. Such loans will be for a term not to exceed five years (up to 20 years in the case of loans to purchase a primary residence). The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50 percent of the participant's account balances. Interest rates on loans are fixed at the Prime Rate plus one percent.

Repayment of loans are made each pay period by payroll deductions, or a loan may be prepaid in full by a lump sum payment. Upon retirement, death or termination of employment, participants have 60 days after the next payment due date to pay the loan in full.

Participant loans are reported as an asset of the Plan and principal and interest payments received are transferred to the investment funds based on the participant’s current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and, second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions. The Plan had $634 of forfeited non-vested accounts which will be used to reduce future employer contributions.

Withdrawals

Withdrawals may be made from either an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the Administrative Committee of the Plan. After-tax withdrawals result in the participant's forfeiture of the right to participate in the Plan for 180 days. Pretax withdrawals are allowed only when the participant's age is 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant has been a member of the Plan for five full Plan years and will cause an employee to be suspended from participation in the Plan for 180 days.

Distribution of Benefits

Benefits that are vested are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Termination or Amendment of the Plan

The Plan may be terminated, amended or modified by the Board of Directors of the Company at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits. There were no such amounts outstanding at December 31, 2000 and 1999.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values. For common stocks, fair value was determined by using the applicable closing price of the common stock as listed on the New York Stock Exchange on the last trading day of the Plan year. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. For all mutual funds, fair value was determined based on the closing price of the mutual fund as listed on the applicable stock exchange on the last trading day of the Plan year. The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs, and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. The effective yield was approximately 6.65% for the year ended December 31, 2000.

Net appreciation or depreciation in fair value of investments consists of realized gains or losses on sales of investments and unrealized appreciation or depreciation in fair value of investments.

3.  INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
	2000		1999
Pennzoil-Quaker State Company common stock	$ 4,687,118	*	$ 3,271,858
Devon Energy Corporation common stock	2,457,762		2,618,329
Merrill Lynch Retirement Preservation Trust Fund	2,893,323		3,290,898
Dreyfus Basic S&P 500 Stock Index Fund	5,772,941		6,583,038
Davis New York Venture Fund	1,923,489		1,668,773
Participant loans	661,044	(a)	990,226

(a) presented for comparative purposes only
* including nonparticipant-directed investment (see Note 4)

During 2000, the Plan's investments appreciated in value by $2,254,927 as follows:

Common stock	$ 2,790,203
Mutual funds	(535,276)
$ 2,254,927

4.  NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31,
	2000	1999
Net Assets:
Pennzoil-Quaker State Company common stock	$ 2,221,292	$ 1,626,598
Devon Energy Corporation common stock	-	1,283,957
Battle Mountain Gold Company common stock	1,688	2,063
Cash and temporary investments	76,636	61,555
Employer contributions receivable	303	43,676
Investment income receivable	333	3,005
Payable to brokers	-	(48,348)
	$ 2,300,252	$ 2,972,506

Year Ended
December 31, 2000
Changes in Net Assets:
Employer contributions	$ 545,266
Dividends	112,447
Interest	1,676
Net appreciation in fair value of investments	1,096,948
Interfund transfers	(1,636,589)
Administrative expenses	(412)
Distributions and withdrawals	(791,590)
$ (672,254)

5.  FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on June 14, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999.

6.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common stock, a common/collective trust fund, mutual funds and cash and temporary investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

7.  RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by Mellon Bank, N. A. Mellon Bank, N. A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $1,400 for the year ended December 31, 2000.

SCHEDULE I

PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000
			Current
	Shares or Units	Cost	Value
Pennzoil-Quaker State Company(1)	364,048 shares -- $.10 par value	$ 4,332,382	$ 4,687,118
Devon Energy Corporation	40,311 shares -- $.10 par value	(2)	2,457,762
Battle Mountain Gold Company	2,128 shares -- $.10 par value	5,852	3,591
Merrill Lynch Retirement Preservation
Trust Fund	2,893,323 units	(2)	2,893,323

Dreyfus Basic S&P 500 Stock Index Fund	209,849 units	(2)	5,772,941
Davis New York Venture Fund	66,927 units	(2)	1,923,489
Fidelity Advisor Balanced Fund	28,627 units	(2)	464,897
J.P. Morgan Chase Institutional Bond Fund	18,081 units	(2)	175,571
Mellon Bank - EB cash and temporary
investment fund (1)	132,315 units	132,315	132,315

Pennzoil-Quaker State Company
Savings and Investment Plan
for Hourly Employees(1)
Participant Loans with interest
rates ranging from 8.75% to 10.5%	--	(2)	661,044
Total assets (held at end of year)			$ 19,172,051
(1) Represents party-in-interest.
(2) Cost omitted for participant-directed investments.

SCHEDULE II

PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES
SCHEDULE OF REPORTABLE TRANSACTIONS
(SERIES OF INVESTMENT TRANSACTIONS)
FOR THE YEAR ENDED DECEMBER 31, 2000

Identity of Party Involved	Purchase	Selling	Cost of	Net
and Description of Assets	Price (1)	Price (1)	Asset	Gain/(Loss)
Pennzoil-Quaker State Company common
stock, $.10 par value
Purchases (64 transactions)	$1,852,012	$ -	$1,852,012	$ -
Sales (71 transactions)	-	1,406,110	1,515,544	(109,434)
Devon Energy Corporation common
stock, $.10 par value (2)
Purchases (3 transactions)	13,255	-	13,255	-
Sales (98 transactions)	-	1,994,834	935,524	1,059,310
(1) Current value of asset on transaction date is equal to the purchase or selling price. Prices are shown net of related expenses.
(2)	Effective May 18, 2000, participants have the option to transfer all or a part of their Devon common stock held in their employer's contribution account to be invested among the various investment options.
NOTE: This schedule is a listing of a series of investment transactions in the same security which exceed
	5% of the current value of the Plan's assets as of the beginning of the Plan year.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.

                                                                                  PENNZOIL-QUAKER STATE COMPANY SAVINGS

                                                                                  AND INVESTMENT PLAN FOR HOURLY EMPLOYEES

                                                                                   By S/N STEVEN D. MEAD

                                                                                  Steven D. Mead

                                                                                  Chairman of the Administrative Committee

June 25, 2001

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

            As independent public accountants, we hereby consent to the incorporation of our report dated June 25, 2001, included in this Form 11-K, into Pennzoil-Quaker State Company's previously filed Registration Statement File No. 333-69835.

                                                                                                  ARTHUR ANDERSEN LLP

Houston, Texas

June 25, 2001